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July 22, 2015

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cortendo plc
Draft Registration Statement on Form F-1
Submitted June 12, 2015
CIK No. 0001634432

Dear Mr. Riedler:

On behalf of our client, Cortendo plc, an Irish public limited company (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated July 9, 2015 (the “Letter”) regarding the Company’s above-referenced Draft Registration Statement on Form F-1 (the “Initial DRS”), as confidentially submitted to the Commission on June 12, 2015.  Contemporaneous with this submission, the Company is submitting an amendment of the Initial DRS (the “Amended DRS”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended DRS.

Prospectus Summary

Overview, page 1

1.              Please define the 505(b)(2) New Drug Application regulatory pathway and briefly describe its importance the first time this term is used. Please also define the terms enantiomer and racemic when each first appears in the prospectus.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 1 of the Amended DRS to define the 505(b)(2) New Drug Application regulatory pathway and its importance.  The Company has also revised the disclosure on pages 1 and 23 of the Amended DRS to define the terms enantiomer and racemic, respectively, when each first appears in the prospectus.

Corporate Information, page 5

2.              As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in the Republic of Ireland. As a result of this obstacle, investors in U.S. markets who rely on audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, to the extent your financial statements after the Irish Reorganization will be audited by a firm located in Ireland, please provide risk factor disclosure that states this fact under a separate risk factor heading. Explain that this lack of inspection would prevent the PCAOB from regularly evaluating your Irish auditor’s audits and its quality control procedures.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MUNICH ♦ NEW YORK ♦ NORTHERN VIRGINIA PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON ♦ FRANKFURT

Jeffrey P. Riedler
July 22, 2015

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 46 of the Amended DRS to provide risk factor disclosure under a separate risk factor heading entitled “After the Irish Reorganization, to the extent our financial statements will be audited by a registered public accounting firm in Ireland, because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in the Republic of Ireland, including our independent registered public accounting firm, you may not benefit from such inspections.”, which explains that the lack of inspection by the PCAOB would prevent the PCAOB from regularly evaluating the Company’s Irish auditor’s audits and its quality control procedures.

Summary Consolidated Financial Data, page 9

3.              Please revise your consolidated statements of operations data table to include pro forma loss per share and pro forma shares outstanding information for 2014 reflecting the pro forma adjustments identified on page 10.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 9 of the Amended DRS to revise the consolidated statements of operations data table to include pro forma loss net per share and pro forma weighted-average shares outstanding information for 2014 reflecting the pro forma adjustments identified on page 10.

4.              Please revise the description of the pro forma transactions reflected in your consolidated balance sheet data to be consistent with those reflected in your capitalization table and elsewhere in your filing. In this regard, at a minimum, please reflect the following:

•                  The issuance of 22.7 million shares of your common stock for your acquisition of Aspireo;

•                  The Irish reorganization; and

•                  Move the pro forma as adjusted description out to the margin under the pro forma adjustment descriptions.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 10 of the Amended DRS to revise the description of the pro forma transactions reflected in the consolidated balance sheet data to be consistent with those reflected in the capitalization table and elsewhere in the filing.

Risk Factors

The drug substance and drug product for our product candidates..., page 28

5.              We note your risk factor disclosure that you “are reliant upon single-source third-party contract manufacturing organizations to manufacture and supply the drug substance and drug product and components thereof for [y]our product candidates.” Please identify these companies with which you have entered into such contracts and the products to which these contracts relate. Since these are

Jeffrey P. Riedler
July 22, 2015

material contracts, discuss the terms of the agreements and file these agreements as exhibits or provide your analysis why they are not required to be filed.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the risk factor on page 29 to reflect that the Company expects to rely on third-party suppliers for the drug substance and drug product for the Company’s product candidates in the future. These will be ordinary course agreements upon which we do not expect our business will be substantially reliant because we believe we can find adequate alternative sources for them. The Company respectfully advises the Staff that it will review this determination in the future, including at such time as it enters into contracts related to third-party suppliers for the drug substance and drug product for the Company’s product candidates.

Use of Proceeds, page 51

6.              In the bullet points on page 51, please revise to disclose the specific clinical trial phase(s) that you expect you will complete for each drug product candidate currently undergoing clinical trials.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 52 of the Amended DRS to disclose the specific clinical trial phase(s) that the Company expects it will complete for each drug product candidate currently undergoing clinical trials.

Price Range of Ordinary Shares, page 52

7.              Item 9.A.4 of Form 20-F requires certain price history and other market information regarding your equity securities. Please revise to disclose all of the share price information required by Item 9.A.4 of Form 20-F, including ADTV, or other information about volume or trading.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 54 of the Amended DRS to disclose the share price information required by Item 9.A.4 of Form 20-F, including ADTV.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates In-Process Research and Development, page 61

8.              You disclose that significant unobservable inputs utilized in the income approach valuation methods include probability of success rates ranging from 57% in Phase 1 to 15% in Phase 3. As generally the probability of success increases as development progresses, please explain to us why your rate appears to decrease.

Response: The Company respectfully acknowledges the Staff’s Comment and respectfully advises the Staff that it has revised the disclosure on pages 64 and F-11 to add more transparency as the success rates we disclosed were cumulative. We have clarified our disclosures to provide the probabilities of product candidate advancement on the stand-alone basis by phase as the actual probability of success rates used are different by phase and there is therefore no correlation between the probabilities of success from one phase to the next.

We have revised our disclosure as follows to take your comment into account, as outlined immediately above:

For the impairment analysis for the year ended December 31, 2014, significant unobservable inputs used in the income approach valuation method included a discount rate of 15.5%, a royalty rate of 10% and various probabilities of product candidate advancement from one clinical trial phase to the next. The probabilities of product candidate advancement we used were based on standalone statistical analysis on a phase-by-phase basis.  There is no correlation between the probabilities of advancement in one phase to the probability of advancement in the prior phase. For purposes of our analysis for the year ended December 31, 2014, we have applied the following probabilities of product candidate advancement by phase: 67% probability of advancing from Phase 1 to Phase 2, 37% probability of advancing from Phase 2 to Phase 3, and 64% probability of advancing from Phase 3 to regulatory approval.

Business, page 71

9.              We note your disclosure regarding your clinical trials and your future plans to file IND’s. Please revise your business section disclosure regarding the clinical trials conducted as to each of your drug product candidates, past and present, including trials conducted by other parties to identify the following:

•                  Who ran or will run the clinical trial;

•                  The location(s) of each clinical trial; and

Jeffrey P. Riedler
July 22, 2015

•                  If the trial was conducted or will be conducted within the United States, please also disclose whether an IND was filed and, if so, by whom and when it was filed (rather than the date your IND took effect). If no IND was filed for a clinical study conducted in the United States, please disclose why an IND was not required.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 81, 82, 85, 89, 93 and 95 of the Amended DRS to identify the following for each of the Company’s clinical trials conducted as to each of the Company’s drug product candidates, past and present, including trials conducted by other parties:

•                  Who ran or will run the clinical trial;

•                  The location(s) of each clinical trial; and

•                  For each clinical trial conducted within the United States, the filing of an IND, when it was filed and by whom.

10.       Please expand your disclosure in your business section to discuss any material communications from the FDA, including any partial or full clinical holds, and any material actions that you have taken or plan to take in response to the FDA’s communications. If your disclosure is already complete with respect to these items, please advise.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 81 of the Amended DRS to discuss material communications from the FDA, including any partial or full clinical holds, and material actions that the Company has taken or plans to take in response to the FDA´s communications.

Our Product Candidate Pipeline, Page 74

11.       Please expand your product candidate pipeline chart on page 74 to include “Indication” as the heading for the second column from the left.

Response: The Company respectfully acknowledges the Staff’s Comment, but believes that the column should more accurately be labelled “Target Disease” as we believe it may be premature to disclose what the indication for each product candidate will be. We have therefore expanded our product candidate pipeline chart on page 77 to include “Target Disease” as the heading for the second column from the left.

12.       We note the development stage marker in your product candidate pipeline chart on page 74 is the same for COR-004 (Acromegaly) as it is for COR-005 (Acromegaly) even though the anticipated IND meeting with the FDA dates are 2H2015 and 1H2016, respectively. Please adjust your arrows to reflect this difference and make any corresponding changes throughout the prospectus.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the pipeline chart on page 77 to adjust the length of the arrows for COR-004 (Acromegaly) and COR-005 (Acromegaly) to reflect that the anticipated IND meeting with the FDA dates for COR-004 (Acromegaly) and COR-005 (Acromegaly) are 2H2015 and 1H2016, respectively. We do not believe any other changes were required throughout the prospectus.

Phase 3 Clinical Trial, page 79

13.       We note your disclosure that in early discussions with the FDA, they recommended, but did not require, an active control group in your Phase 3 clinical trial of COR-003 and that you decided

Jeffrey P. Riedler
July 22, 2015

against such inclusion because it was “not practical.” Please expand your disclosure to note any limitations on the usefulness of your study results due to the study lacking an active control group.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 82 of the Amended DRS to note the limitations of an active control group on the usefulness of the Company’s Phase 3 clinical trial results.

In-Licensing and Acquisition Agreements, page 95

14.       Please disclose the reason for your estimated $2.9 million payment to the Office of the Chief Scientist of the Israeli Ministry of Economy in connection with your acquisition of DG3173 from Aspireo Pharmaceuticals Ltd.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 4, 58, 61, 62, 68, 99, 100, F-23, and F-30 of the Amended DRS to reflect that the $3.0 million payment to the Office of Chief Scientist (OCS) represents the repayment of amounts granted by OCS to Aspireo Pharmaceuticals Ltd., plus interest, that were used in support of research and development conducted by Aspireo for the development of DG3173. The approval by OCS of the transfer of the assets relating to DG3173 by Aspireo to the Company was subject to the repayment of the original grant plus interest.  The Company paid this amount to OCS on June 30, 2015.

Intellectual Property

Patents and Proprietary Technology, page 98

15.       Please provide a bulleted list of U.S. patents you have already obtained, as well as those patents you expect to obtain in connection with your acquisition from Aspireo Pharmaceuticals, and state their respective type of patent protection, duration and to which drug candidate(s) they relate.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 101 and 102 of the Amended DRS to include details about the U.S. patents the Company has already obtained, as well as those patents the Company obtained in connection with the acquisition from Aspireo Pharmaceuticals.  In addition, the Company has revised the disclosure on pages 101 and 102 of the Amended DRS to state the respective type of patent protection, duration and to which drug candidate(s) each patent relates.

16.       Please revise your disclosure to clarify to which drug candidates your pending patent applications relate.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 101 and 102 of the Amended DRS to clarify to which drug candidate each pending patent application relates.

Principal Shareholder, page 120

17.       We note that the address for each of your beneficial owners is in the United States. Please include disclosure that states the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Jeffrey P. Riedler
July 22, 2015

Response: The Company has revised the disclosure on page 125 to clarify that the business address of its named executive officers is care of the Company, and to provide the number of record holders in the United States and the corresponding percentage of the Company’s outstanding stock currently held in the United States.

Preemption Rights, Share Warrants and Share Options, page 124

18.       Please replace the vague term “certain” with substantive disclosure that makes clear the rights that you have opted out of and make clear when your opt-out provisions require renewal.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 129 of the Amended DRS to replace the term “certain” with substantive disclosure that clarifies the rights out of which the Company has opted and when the Company’s opt-out provisions require renewal.

Enforcement of Judgments, page 190

19.       Please revise your disclosure as follows:

•                  Include discussion of an investor’s ability to bring an original action in Ireland based upon U.S. federal securities laws as required by Item 101(g)(1)(iv) of Regulation S-K; and

•                  Make clear whether your discussion is based upon an opinion of counsel as required by Item 101(g)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 190 of the Amended DRS to discuss an investor’s ability to bring an original action in Ireland based upon U.S. federal securities laws as required by Item 101(g)(1)(iv) of Regulation S-K.  The Company has also revised the disclosure on page 190 of the Amended DRS to clarify whether the Company’s discussion is based upon an opinion of counsel as required by Item 101(g)(2) of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

20.       The financial statements you present are those of Cortendo AB. As the Irish Reorganization summarized in the explanatory note following the cover page and on page 5 will happen prior to the effectiveness of your registration statement, please revise your filing to include audited financial statements of Cortendo plc. Otherwise tell us why these financial statements are not required and explain to us how you intend to reflect the new equity structure after effectiveness in your filing. Separately reference for us the authoritative guidance you rely upon to support your position.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the financial statements in the Amended DRS to remove the audited financial statements of Cortendo AB and to include the audited financial statements of Cortendo plc, which, upon completion of the Irish Reorganization, will be considered a continuation of Cortendo AB, and thus the Cortendo plc consolidated financial statements represent the assets, liabilities and results of operations of Cortendo AB for all periods presented.

Our intention was to replace the audited financial statements of Cortendo AB with those of Cortendo plc upon close of the exchange offer. Instead, in light of your comment, we have included consolidated financial statements of Cortendo plc within our Amended DRS. As the exchange offer is not yet completed and the outcome of the transaction cannot be determined at this time, we cannot yet reflect the results of the exchange offer in the consolidated Cortendo plc financial statements included in our Amended DRS, but will do so when the results of the exchange offer are known, which will be prior to the effectiveness of the registration statement.

Notes to Consolidated Financial Statements

Note 8: Income taxes, page F-17

21.       You attribute the tax benefit you record in 2013 and 2014 to net operating loss and tax credit carryforwards for BioPancreate which offset the deferred tax liability recorded in connection with its acquisition. In the last paragraph on page 66 you indicate that the benefit relates only to U.S. state net operating loss carryforwards. Please revise your disclosure to clarify whether the benefit relates to both net operating loss and tax credit carryforwards. In addition, separately tell us why

Jeffrey P. Riedler
July 22, 2015

no apparent benefit is recorded for U.S. federal income taxes and reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 69 and F-18 of the Amended DRS to clarify that the benefit relates to both U.S. state and federal net operating losses and federal tax credit carryforwards.

22.       Please tell us what the “U.S. and Swedish source losses” reconciling item in the table on page F-19 entails. In your response, please tell us why these losses reduce the benefit recorded and why any Swedish losses would be recorded at anything other than the Swedish statutory rate.

Response: The Company respectfully advises the Staff that the “U.S. and Swedish source losses” reconciling item in the table on page F-19 reflects the net operating losses associated with the U.S. branch of Cortendo, a tax transparent unit of the Swedish entity Cortendo AB. All economic activity in the U.S. branch are taxable or deductible in both Sweden and the United States with a right in Sweden to credit U.S. taxes from the Swedish taxes. The line item in our rate reconciliation is therefore to eliminate the double counting of taxable losses. The losses of this entity are recorded at the U.S. or Swedish Statutory Rate based on where it is deducted. We have revised the line items in our rate reconciliation to provide more clarity to the reader as follows: “Elimination of double-counting of losses deductible in both Sweden and U.S.” and “Net operating loss carryforwards for Cortendo AB and BioPancreate.”

Unaudited Pro Forma Condensed Combined Financial Statements, page F-24

23.       Please tell us why you do not present your sale of common stock in February and June 2015 and your transactions with Antisense Therapeutics, Ltd. as separate transactions for which pro forma presentation is warranted consistent with your capitalization presentation on page 53.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the pro forma presentation on page 10 of the Amended DRS to include the sale of common stock in February and June 2015 and the transactions with Antisense Therapeutics, Ltd. consistent with the capitalization presentation on page 56.

24.       Please compare and contrast for us your anticipated accounting for the Antisense Therapeutics license agreement and your acquisition of Aspireo Pharmaceuticals Ltd. In this regard, although you will acquire the stock of Aspireo Pharmaceuticals, please tell us why business combination accounting is appropriate when it appears that the only asset you acquired is the rights to the Somatoprim program. Tell us whether the license of COR-004 from Antisense qualifies for business combination accounting and explain why or why not.

Response: The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the Company only acquired a license from Antisense.  An evaluation of the Company’s forecasted expenses that will be required to develop the license indicated that these will not be similar to the expenses prior to the acquisition of the license. In addition, the Company respectfully advises the Staff that the Company has determined that the license agreement with Antisense for the COR-004 product does not qualify for business combination accounting as the ownership and all intellectual property rights set forth in the Company’s agreement remain with Antisense and are licensed by the Company, and will be retained by Antisense in the event of a termination of the agreement.  Additionally, the Company can terminate the agreement at any point for convenience with a 90 day notice period.

The Company’s acquisition of Somatoprim from Aspireo Pharmaceuticals Ltd. met the definition of a business combination as the Company acquired inputs such as work in process, formulations and knowhow and processes such as the ongoing trials. Although no outputs are yet available from the acquired business, the Company used the guidance from ASC 805-10-55-4, which indicated that:

Outputs are not required to be present at the acquisition date, and certain inputs and processes may not be required if either a market participant would have access to the necessary inputs or processes or the missing elements are easily replaced or replicated, entities that are in the development stage (e.g., planned principal operations have not commenced) might qualify as businesses.

In addition, the Company acquired the asset rights to the Somatoprim program and the associated research and development contracts.  Further, at the time of purchase, Aspireo’s operations only included the Somatoprim program and the Company has therefore concluded that it has acquired substantially all of the “Aspireo business,” which is therefore required to be accounted for as a business combination in accordance with ASC 805.

Note 2: Pro Forma Adjustments, page F-29

25.       Please tell us why it is appropriate to classify the $2.5 million obligation to the OCS as a research and development expense. In your response, please tell us how this obligation meets the definition of research or development under ASC 730-10-20 and how it complies with the elements identified in ASC 730-10-25-2.

Jeffrey P. Riedler
July 22, 2015

Response: The Company respectfully advises the Staff that it is appropriate to classify the $2.5 million obligation to the OCS as a research and development expense as the grant received by Aspireo Pharmaceuticals from the OCS, which is the subject of the repayment obligation to the OCS, was granted specifically for use in research and development activities associated with the Somatoprim asset acquired. As the grant was restricted to research and development costs and utilized by Aspireo as such, the Company believes these expenses should be classified as research and development in accordance with ASC 730-10-20 and ASC 730-10-25-2.

Other Comments

26.       Please file as many of your exhibits as possible with your next filing, whether that filing is an amendment to your draft registration statement or a publicly-filed Form F-1. Be advised that we will not be able to complete our examination of your offering until such documents are provided.

Response: The Company respectfully acknowledges the Staff’s Comment and has filed exhibits 10.1, 10.2, 10.3, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12 with the Amended DRS.

27.       Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company respectfully acknowledges the Staff’s Comment and will provide any additional graphics prior to their use for the Staff’s review.

28.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof, there have not been any written communication to potential investors in reliance on Section 5(d) of the Securities Act.  To the extent any such written communications are presented, the Company undertakes to furnish the Staff with copies thereof.

29.       Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response: The Company respectfully acknowledges the Staff’s Comment.

[Remainder of page intentionally left blank]

Jeffrey P. Riedler
July 22, 2015

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

Cc:                             Stephen Long, Cortendo plc, by e-mail

Stuart Reid, Ernst & Young LLP, by e-mail

Divakar Gupta, Cooley LLP, by e-mail

Brent Siler, Cooley LLP, by e-mail